UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KIT digital, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

482470200

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

Jeffrey M. Shapiro, Esq., Lowenstein Sandler PC
65 Livingston Avenue, Roseland, NJ 07068

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person~~'~~’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ~~"~~“filed~~"~~ ” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482470200	SCHEDULE 13D	Page 2 of 12 Pages

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): CO

CUSIP No. 482470200	SCHEDULE 13D	Page 3 of 12 Pages

(1) Names of reporting persons JEC Capital Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): CO/HC

CUSIP No. 482470200	SCHEDULE 13D	Page 4 of 12 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): IN/HC

CUSIP No. 482470200	SCHEDULE 13D	Page 5 of 12 Pages

(1) Names of reporting persons Oliver Press Investors, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 50,000*
(9) Sole dispositive power: 0
(10) Shared dispositive power: 50,000*
(11) Aggregate amount beneficially owned by each reporting person: 50,000*
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 0.1%*
(14) Type of reporting person (see instructions): PN

* As of June 22, 2012, Oliver Press Investors, LLC (“OPI”) held 50,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of KIT digital, Inc., a Delaware corporation (the “Issuer”). Messrs. Augustus K. Oliver (“Oliver”) and Clifford Press (“Press”), as the Managing Members of OPI, may be deemed to share the power to vote and to direct the disposition of the shares of Common Stock held by OPI. Thus, for purposes of Reg. Section 240.13d-3, each of OPI, Oliver and Press may be deemed to beneficially own an aggregate of 50,000 shares of Common Stock, or 0.1 % of the shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 54,941,040 shares of Common Stock issued and outstanding as of June 15, 2012, as reported by the Issuer in its Prospectus (File No. 333-181987) dated June 15, 2012, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended. See also Item 2 of this Schedule 13D.

CUSIP No. 482470200	SCHEDULE 13D	Page 6 of 12 Pages

(1) Names of reporting persons Augustus K. Oliver
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 50,000*
(9) Sole dispositive power: 0
(10) Shared dispositive power: 50,000*
(11) Aggregate amount beneficially owned by each reporting person: 50,000*
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 0.1%*
(14) Type of reporting person (see instructions): IN

* As of June 22, 2012, Oliver Press Investors, LLC (“OPI”) held 50,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of KIT digital, Inc., a Delaware corporation (the “Issuer”). Messrs. Augustus K. Oliver (“Oliver”) and Clifford Press (“Press”), as the Managing Members of OPI, may be deemed to share the power to vote and to direct the disposition of the shares of Common Stock held by OPI. Thus, for purposes of Reg. Section 240.13d-3, each of OPI, Oliver and Press may be deemed to beneficially own an aggregate of 50,000 shares of Common Stock, or 0.1 % of the shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 54,941,040 shares of Common Stock issued and outstanding as of June 15, 2012, as reported by the Issuer in its Prospectus (File No. 333-181987) dated June 15, 2012, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended. See also Item 2 of this Schedule 13D.

CUSIP No. 482470200	SCHEDULE 13D	Page 7 of 12 Pages

(1) Names of reporting persons Clifford Press
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 50,000*
(9) Sole dispositive power: 0
(10) Shared dispositive power: 50,000*
(11) Aggregate amount beneficially owned by each reporting person: 50,000*
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 0.1%*
(14) Type of reporting person (see instructions): IN

* As of June 22, 2012, Oliver Press Investors, LLC (“OPI”) held 50,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of KIT digital, Inc., a Delaware corporation (the “Issuer”). Messrs. Augustus K. Oliver (“Oliver”) and Clifford Press (“Press”), as the Managing Members of OPI, may be deemed to share the power to vote and to direct the disposition of the shares of Common Stock held by OPI. Thus, for purposes of Reg. Section 240.13d-3, each of OPI, Oliver and Press may be deemed to beneficially own an aggregate of 50,000 shares of Common Stock, or 0.1 % of the shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 54,941,040 shares of Common Stock issued and outstanding as of June 15, 2012, as reported by the Issuer in its Prospectus (File No. 333-181987) dated June 15, 2012, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended. See also Item 2 of this Schedule 13D.

CUSIP No. 482470200	SCHEDULE 13D	Page 8 of 12 Pages

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of KIT digital, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 26 West 17th Street, 2nd Floor, New York, New York 10011.

Item 2. Identity and Background

This statement is filed on behalf of JEC II Associates, LLC (“JEC”), JEC Capital Partners, LLC (“Capital Partners”), K. Peter Heiland (together with JEC and Capital Partners, the “JEC Affiliates”), Oliver Press Investors, LLC (“OPI”), Augustus K. Oliver (“Oliver”) and Clifford Press (“Press,” and collectively with OPI and Oliver, the “OPI Affiliates”). The JEC Affiliates and the OPI Affiliates are sometimes collectively referred to in this Schedule 13D as the “Reporting Persons”. Each of JEC, Capital Partners and OPI is a Delaware limited liability company. Mr. Heiland is a citizen of Germany and each of Oliver and Press is a citizen of the United States.

The principal business of each of JEC and OPI is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Capital Partners is to serve as an investment adviser to JEC. Mr. Heiland is the managing partner of Capital Partners and a member of JEC. Oliver and Press are the Managing Members of OPI.

The address of each of the JEC Affiliates is 68 Mazzeo Drive, Randolph, Massachusetts 02368. The address of each of the OPI Affiliates is 152 West 57th Street, 46th Floor, New York, New York 10019.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil  proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such  proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the JEC Affiliates were acquired by purchase on the open market using JEC’s cash resources. The shares of Common Stock beneficially owned by the OPI Affiliates were acquired by purchase on the open market using OPI’s cash resources.

Item 4. Purpose of Transaction.

Each of JEC and OPI acquired the Common Stock in the ordinary course of its business of purchasing, selling, trading and investing in securities.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Representatives of JEC previously expressed concerns to management and the board of directors of the Issuer regarding the leadership and corporate governance of its business. On June 8, 2012, the JEC Affiliates and Costa Brava Partnership III L.P. and its affiliates (collectively, “Costa Brava”) jointly proposed four candidates to the Issuer for prompt appointment as directors of the Issuer. Among the candidates proposed for appointment as directors were Mr. Heiland and Mr. Press. On June 11, 2012, the Issuer rejected the joint proposal submitted by the JEC Affiliates and Costa Brava for the prompt appointment of four candidates as directors of the Issuer.  The JEC Affiliates and Costa Brava have no other joint proposals that have been submitted to the Issuer and there exists no agreement or other facts pursuant to which the JEC Affiliates and Costa Brava may continue to be deemed to constitute a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 482470200	SCHEDULE 13D	Page 9 of 12 Pages

On June 14, 2012, the JEC Affiliates sent a letter to the Board of Directors of the Issuer requesting that the Board immediately add new directors to the Board who are truly independent and qualified to assist in managing the Issuer’s strategic alternatives process. A copy of the letter is filed as Exhibit 1 to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission by the JEC Affiliates on June 14, 2012 (the “JEC Letter”). The Issuer has rejected the requests set forth in the JEC Letter.

The JEC Affiliates and the OPI Affiliates believe that there is a pressing need to address the Issuer’s governance issues and that the current Board needs to be replaced. Consequently, the Reporting Persons currently intend to undertake a written consent solicitation of the shareholders of the Issuer to remove all of the existing directors of the Issuer, elect a new Board and take related actions. In this regard, the Reporting Persons likely will engage in discussions with other shareholders concerning the Issuer, and may engage in discussions with the Issuer.

In addition, from time to time, representatives of the Reporting Persons may hold additional discussions with third parties or with management or Board members of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock of the Issuer, changing operating or market strategies, a meeting of stockholders of the Issuer, and/or changes in the board of directors or management of the Issuer. Further, the reporting persons may propose a slate of directors for election at the Issuer’s next annual meeting. From time to time, one or more of the Reporting Persons may seek to have one or more of its representatives or nominees elected to the Board of Directors of the Issuer.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the JEC Affiliates may be deemed to beneficially own 4,397,000 shares of Common Stock, which represents approximately 8.0%1 of the issued and outstanding shares of Common Stock.

As of the date hereof, OPI held 50,000 shares of Common Stock. Oliver and Press, as the Managing Members of OPI, may be deemed to share the power to vote and to direct the disposition of the shares of Common Stock held by OPI. Thus, for purposes of Reg. Section 240.13d-3, each of OPI, Oliver and Press may be deemed to beneficially own an aggregate of 50,000 shares of Common Stock, or 0.1%1 of the shares issued and outstanding.

1 Beneficial ownership is based on 54,941,040 shares of Common Stock issued and outstanding as of June 15, 2012, as reported by the Issuer in its Prospectus (File No. 333-181987) dated June 15, 2012, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

CUSIP No. 482470200	SCHEDULE 13D	Page 10 of 12 Pages

(b) Each of the JEC Affiliates has the shared power to vote or direct the vote, and the shared power to dispose of or direct the disposition of 4,397,000 shares of Common Stock, and the sole power to vote or direct the vote or to dispose or direct the disposition of no shares of Common Stock.

As set forth in the cover sheets to this Schedule 13D, each of the OPI Affiliates has the shared power to vote or direct the vote, and the shared power to dispose of or direct the disposition of, 50,000 shares of Common Stock, and the sole power to vote or direct the vote or to dispose or direct the disposition of no shares of Common Stock.

(c) JEC has purchased Common Stock on the open market in the last 60 days as follows:

Date	Number of Shares	Price Per Share	Price Range[2]
5/3/2012	147,800	$4.40	$4.39-$4.40
5/4/2012	7,000	$4.40	$4.40-$4.48
5/10/2012	7,100	$4.45	$4.44-$4.45
5/11/2012	453,100	$4.70	$4.68-$4.70
5/14/2012	385,000	$4.41	$4.22-$4.52
5/24/2012	481,500	$3.44	$3.45-$3.64
5/25/2012	218,500	$3.50	$3.47-$3.51
5/29/2012	990,000	$3.53	$3.57-$3.79
5/30/2012	535,000	$3.47	$3.46-$3.59
5/31/2012	475,000	$3.42	$3.32-$3.50
6/01/2012	500,000	$2.93	$2.87-$3.00
6/04/2012	7,000	$2.71	$2.70-$2.71
6/06/2012	40,000	$3.15	$3.12-$3.18

Additionally, on May 7, 2012, JEC sold a put option for 150,000 shares of Common Stock at a sale price of $0.96 per share. The put option was exercised on June 16, 2012, and as a result JEC purchased 150,000 shares of Common Stock at a price per share of $5.00, resulting in a net price to JEC of $4.04 per share.

OPI has purchased Common Stock on the open market in the last 60 days as follows:

Date	Number of Shares	Price Per Share
6/07/2012	25,000	$3.1724
6/11/2012	25,000	$3.4355

Other than the transactions described above, during the 60 days on or prior to the date of the event requiring filing of this Schedule 13D, and from such date to the date of filing of this Schedule 13D, there were no purchases or sales of shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by any of the Reporting Persons or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4 above, the Reporting Persons are discussing various options intended to reform the Company and its management and governance and protect shareholder interests, including a possible effort to reconstitute the Issuer’s Board of Directors. Also, as noted in Item 2 above, the JEC Affiliates were parties to a previous agreement entered into between the JEC Affiliates and Costa Brava to jointly propose four candidates for appointment as directors of the Issuer. None of the OPI Affiliates was a party to that agreement. Except as described in this Schedule 13D, the Reporting Persons are not parties any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

2 The reported price per share is a weighted average price. The shares were purchased in multiple transactions at various prices within the range set forth in this column. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this column.

CUSIP No. 482470200	SCHEDULE 13D	Page 11 of 12 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of June 22, 2012 by and among the Reporting Persons.

CUSIP No. 482470200	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 22, 2012

JEC II ASSOCIATES, LLC

By: /s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Manager

JEC CAPITAL PARTNERS LLC

By: /s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Managing Partner

/s/ K. Peter Heiland*
K. Peter Heiland

OLIVER PRESS INVESTORS, LLC

By: /s/ Augustus K. Oliver
Name: Augustus K. Oliver
Title: Managing Member

/s/ Augustus K. Oliver
Augustus K. Oliver

/s/ Clifford Press
Clifford Press

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact